NEWS RELEASE

Crosshair to Commence Trading on The Toronto Stock Exchange

Dated: May 9, 2008	(AMEX: CXZ) (TSX.V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX.V: CXX) is pleased to announce that its common shares and warrants have been approved for listing and will begin trading on The Toronto Stock Exchange Monday, May 12, 2008. Crosshair’s common shares will continue to trade under the symbol “CXX” and its warrants under the symbol “CXX.WT”. Its common shares and warrants will no longer trade on the TSX Venture Exchange.

“Crosshair’s graduation to the TSX represents an important milestone in the company’s growth”, says Mark Morabito, CEO of Crosshair. “This listing will enhance Crosshair’s visibility and provide access to a larger shareholder base.”

Paul Hosford, President and COO also states, “The successful listing on the TSX recognizes the maturity of our Central Mineral Belt Uranium Project in Central Labrador.”

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador-Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

     "Jay Sujir"
Chairman of the Board

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
 www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.